

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Via E-mail
Shaul Martin
Chief Executive Officer
Swift Start Corp.
248 Hewes Street
Brooklyn, New York 11211

> **Re:** **Swift Start Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 16, 2014**
> **File No. 333-192151**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you are registering for resale 2,040,000 shares of common stock which represent a 100% of your non-affiliate shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be an indirect primary offering. Please provide a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i).

Risk Factors, page 9

We may be unable to raise enough capital through this offering to implement our business plan
and you could lose all of your investment, page 9

2.   We note your response to comment 7. However, it has not been removed from the filing.
        Please advise or revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of
the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
       effective, it does not foreclose the Commission from taking any action with respect to the
       filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring
       the filing effective, does not relieve the company from its full responsibility for the adequacy
       and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense
       in any proceeding initiated by the Commission or any person under the federal securities
       laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation of
the fact that those requesting acceleration are aware of their respective responsibilities under the
Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public
offering of the securities specified in the above registration statement. Please allow adequate time for
us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684, or Robert S
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Emily Drazan, Staff
Attorney, at (202) 551-3208 or Celeste M. Murphy, Legal Brach Chief, at (202) 551-3257, or me
at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
   Gregg E. Jaclin, Esq.
   Eric Stein, Esq.
   Szaferman, Lakind, Blumstein & Blader, PC